

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

Mail Stop 4561

February 18, 2009

Walter T. Kaczmarek
Chief Executive Officer
Heritage Commerce Corp
150 Almaden Boulevard
San Jose, CA 95113

> **Re:** **Heritage Commerce Corp**
> **Form 10-K**
> **Filed March 17, 2008**
> **File No. 000-23877**

Dear Mr. Kaczmarek:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David S. Lyon
Senior Financial Analyst

cc: By fax (213) 896-0400
      Mark A. Bonenfant
      BuchalterNemer